NEWS RELEASE
(NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES)
TSX Venture Exchange Symbol: SNV	April 30, 2007

SONIC CLOSES $4.5 MILLION PRIVATE PLACEMENT FINANCING

Vancouver, CANADA - Sonic Environmental Solutions Inc. (SNV-TSX Venture Exchange) today announced that the private placement financing previously announced on April 20, 2007 has closed. The financing, led by Clarus Securities Inc., placed 10,064,000 units at a price of $0.45 per unit for gross proceeds of $4,528,800. Each unit consists of one common share and one half of one share purchase warrant, with a full share purchase warrant exercisable into one common share at a price of $0.60 for 24 months from the closing of the financing.

Net proceeds of the financing will be used by the Company to fund research and development on additional applications for the Company’s core technologies, working capital and general corporate purposes.

The underwriter in the offering was paid a commission equal to 7% of the gross proceeds of the financing, together with 1,006,400 broker warrants, each exercisable to acquire one unit at a price of $0.45 per unit, for a period of 24 months from the closing of the financing.

All common shares issued and issuable hereunder (including those issuable upon the exercise of share purchase warrants and the broker warrants), the share purchase warrants and the broker warrants are subject to a hold period expiring August 31, 2007.

About Sonic

Sonic develops and markets SonoprocessTM technologies utilizing the Company’s patented sonic generators, the only large scale industrial application of sonic energy. The Sonic Treatment System for the remediation of soils contaminated with persistent organic pollutants such as PCB is marketed in North America and internationally, combining a patented de-chlorination SonoprocessTM with our Terra-Kleen solvent extraction process. Sonic is currently developing further proprietary SonoprocessTM applications in collaboration with industry partners to better meet the needs of major process industries such as concrete and oil.

The securities being offered have not, nor will they be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This release does not constitute an offer for sale of securities in the United States.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains “forward looking statements” within the meaning of applicable Canadian securities legislation. The words “could”, “plan”, “expect”, “estimate”, “anticipate”, “project”, “predict”, “intend”, “may”, “potential”, “believe” and similar expressions and variations thereof are forward-looking statements. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, and participation in projects and financing and any other statements that are not historical facts. Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Although the Company believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The reader is cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this filing. You should carefully review the cautionary statements and risk factors contained in this and other documents that we file from time to time with the Canadian securities regulators.

For further information, please contact:
Robin Cook, Account Manager	Tel: (416) 868-1079 ext. 228
CHF Investor Relations	Fax: (416) 868-6198
Email: robin@chfir.com

www.SonicEnvironmental.com